Investor Relations

Holcim Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09


06017066

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9


SEC MAIL
RECEIVED
PROCESSING
SEP 2 2 2006
WASH, D.C.
160
SECTION

Zürich, September 18, 2006

File N° 82-4093

SUPPL

Dear Sirs,

Please find enclosed:

- **Holcim again named "Leader of the Industry" in the Dow Jones Sustainability Index**

With kind regards,



Beate Fuchs

PROCESSED
SEP 2 8 2006
THOMSON
FINANCIAL

Encl.: mentioned



File N° 82-4093



Corporate Communications

Holcim
Hagenholzstrasse 85
CH-8050 Zürich

Tel +41 58 858 87 10
Fax +41 58 858 87 19


SEC MAIL PROCESSING
RECEIVED
SEP 2 2 2006
WASH. D.C.
160
SECTION

September 14, 2006

Media Release

Holcim again named "Leader of the Industry" in the Dow Jones Sustainability Index

Holcim Ltd has again been named "Leader of the Industry" in the Dow Jones Sustainability Index and has thus been acknowledged as the company with the best sustainability performance in the building materials industry for the second year in succession. This renewed recognition underscores the fact that Holcim's sustainability performance satisfies the high expectations placed on global corporations. Holcim has been included in both the Dow Jones Sustainability World Index and the Dow Jones STOXX Sustainability Index (Europe) for four years.

The continued integration of sustainability into daily business, the climate-related and recycling strategies as well as the ongoing reduction of CO_2 emission all played a part in securing Holcim's leadership position. Holcim also received top grades in corporate governance and the social dimension, in particular for its strong stakeholder relations.

Launched in 1999, the Dow Jones Sustainability Index was the first global index to track and assess the financial performance of leading sustainability-driven companies worldwide. The Dow Jones World Index comprises the top 10 percent of the biggest 2,500 companies globally. The Dow Jones STOXX Sustainability Index (Europe) includes 20 percent of the best placed companies in the Dow Jones STOXX^{SM} 600 Index. Analysis is based on an annual assessment of general and industry specific sustainability criteria undertaken by SAM Group.

Further information:

- Detailed assessment of Holcim: www.holcim.com/sustainable
- More information on the indexes: www.sustainability-indexes.com

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com